Exhibit 99.46

Volaris Reports May 2016 Traffic Results, Strong Market Demand Drives Passenger Traffic Growth of 29%

MEXICO CITY--(BUSINESS WIRE)--June 6, 2016--Volaris* (NYSE:VLRS and BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports May 2016 and year-to-date preliminary traffic results.

During May 2016 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 23.8% year over year, in response to strong demand in its domestic and international markets. Total demand, as measured in Revenue Passenger Miles (RPMs), in May increased 27.1% year over year, reaching 1.2 billion, validating the strong demand environment the Company has been observing in its markets. Volaris transported a total of 1.2 million passengers during the month, an increase of 29.3% year over year. Year-to-date, Volaris has transported over 5.8 million passengers, an increase of 31.7% year over year. April year-to-date, the Mexican DGAC reported an overall passenger volume growth for Mexican carriers of 12.7% year over year.

In May 2016, Volaris increased domestic and international ASMs by 24.5% and 22.0%, respectively. Network load factor for May reached 86.0%, an increase of 2.3 percentage points year over year.

During May 2016, Volaris launched three year-round international routes (Culiacan – Phoenix, Monterrey – Chicago (O’Hare) and Dallas – Monterrey).

The following table summarizes Volaris traffic results for the month and year-to-date.

				Five	Five
	May	May		months	months
	2016	2015	Variance	ended May	ended May	Variance
				2016	2015
RPMs (in millions, scheduled & charter)
Domestic	827	647	27.8%	3,897	2,999	29.9%
International	329	263	25.2%	1,623	1,240	30.9%
Total	1,156	910	27.1%	5,520	4,239	30.2%
ASMs (in millions, scheduled & charter)
Domestic	965	776	24.5%	4,595	3,672	25.1%
International	379	310	22.0%	1,912	1,554	23.0%
Total	1,344	1,086	23.8%	6,507	5,226	24.5%
Load Factor (in %, scheduled)
Domestic	85.6%	83.4%	2.2 pp	84.8%	81.7%	3.1 pp
International	87.1%	84.5%	2.6 pp	84.9%	79.7%	5.3 pp
Total	86.0%	83.7%	2.3 pp	84.8%	81.1%	3.8 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,007	776	29.8%	4,668	3,558	31.2%
International	229	180	27.0%	1,128	842	33.9%
Total	1,236	956	29.3%	5,796	4,400	31.7%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 154 and its fleet from four to 63 aircraft. Volaris offers more than 294 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

CONTACT:
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
Investor Relations
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net